

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09057063

SEC FILE NUMBER
8- 45538

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JGB International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6425 Powers Ferry Road, Third Floor

(No. and Street)

Atlanta   Georgia   30339

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kay Black   (770) 690-1516

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC

(Name – *if individual, state last, first, middle name*)

600 Peachtree Street. N.E Suite 1900   Atlanta   Georgia   30308

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ J. Gordon Beckham, Jr. _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__JGB International, Inc._____ , as

of _____ December 31 _____ , 20 __08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JGB INTERNATIONAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

JGB INTERNATIONAL, INC.

Table of Contents

December 31, 2008 and 2007



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of JGB International, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JGB International, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC

February 7, 2009

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

JGB INTERNATIONAL, INC.

Statements of Financial Condition

Assets

	December 31,	
	2008	2007
Current assets:		
Cash	$ 10,516	$ 10,631
Accounts receivable from affiliate	-	2
Total Assets	$ 10,516	$ 10,633

Liability and Stockholder's Equity

	2008	2007
Current liability:		
Accounts payable to affiliate	$ 323	$ -
Total liability	323	-
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized; 50,000 shares issued and outstanding	50,000	50,000
Additional paid-in-capital	10,000	10,000
Capital repayment	(48,146)	(48,146)
Accumulated deficit	(1,661)	(1,221)
Total stockholder's equity	10,193	10,633
Total Liability and Stockholder's Equity	$ 10,516	$ 10,633

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statements of Operations

	For the Years Ended December 31,	
	2008	2007
Revenue:		
Other income	$ -	$ 35,000
	-	35,000
Expenses:		
Bank charges	440	376
Other expenses	-	35,000
Total expenses	440	35,376
Net loss	$ (440)	$ (376)

JGB INTERNATIONAL, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-in-Capital		Capital Repayment		Accumulated Deficit		Total	
Balance, December 31, 2006	$	50,000	$	10,000	$	(48,146)	$	(845)	$	11,009
Net loss		-		-		-		(376)		(376)
Balance, December 31, 2007		50,000		10,000		(48,146)		(1,221)		10,633
Net loss		-		-		-		(440)		(440)
Balance, December 31, 2008	$	50,000	$	10,000	$	(48,146)	$	(1,661)	$	10,193

See notes to financial statements.

JGB INTERNATIONAL, INC.

Statements of Cash Flows

Increase (decrease) in cash		For the Years Ended December 31,		
		2008		2007
Cash flows from operating activities:				
Net loss	$	(440)	$	(376)
Changes in assets and liabilities:				
Accounts receivable from affiliate		2		(2)
Accounts payable to affiliate		323		(476)
Net cash used in operating activities		(115)		(854)
Decrease in cash		(115)		(854)
Cash, beginning of year		10,631		11,485
Cash, end of year	$	10,516	$	10,631

See notes to financial statements.

JGB INTERNATIONAL, INC.

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of business and summary of significant accounting policies:

JGB International, Inc. (the Company) is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company holds securities industry registration licenses for certain employees of McCamish Systems, LLC, an affiliated company related through common ownership (Affiliate) (see Note 3).

The Company was incorporated under the laws of the State of Georgia in January 1993 and is located in Atlanta, Georgia.

The following is a summary of the more important accounting principles and policies followed by the Company:

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses, and credits are reported on the stockholder's individual income tax returns.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $8,479 which was $3,479 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2 to 1 at December 31, 2008. At December 31, 2007, the Company had net capital of $8,447 which was $3,447 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.3 to 1 at December 31, 2007.

JGB INTERNATIONAL, INC.

Notes to Financial Statements - Continued

December 31, 2008 and 2007

Note 3 - Transactions with related parties:

The Affiliate absorbs all of the expenses of the Company. Total expenses incurred during 2008 by the Affiliate were $38,691, none of which was reimbursed by the Company. In 2007 total expenses incurred by the Affiliate were $39,674, $35,000 of which were reimbursed by the Company. At December 31, 2008 and 2007, the Company had $1,714 and $2,186, respectively, due from the Affiliate which has been offset against the related liability.

The Company operates under an expense sharing and management agreement where by the Affiliate provides comprehensive management services to the Company and reimburses the Company for all direct and indirect expenses incurred by the Company, as defined in the agreement. Additionally, the Company pays the Affiliate a management fee equal to 90% of the Company's net income, as defined.

Note 4 - Equity:

In connection with an ownership transfer in 2000, the Company made a distribution, which represented a return of capital to the former stockholder, in the amount of $48,146.

Note 5 - Other revenue:

On August 1, 2007 the Company and other broker dealers received a one time payment of $35,000 from FINRA in connection with the consolidation of the National Association of Security Dealers and New York Stock Exchange Member Regulation.

Note 6 - Recent accounting pronouncement:

On December 30, 2008, the Financial Accounting Standards Board (FASB) Staff issued FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FIN 48-3). As deferred by the guidance in FIN 48-3, the Company is not required to implement the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), until fiscal years beginning after December 15, 2008. FIN 48 significantly changes the recognition, measurement and disclosure requirements for uncertain income tax positions when compared to previous technical accounting literature. As a result, the Company continues to account for and disclose income tax exposures pursuant to FASB Statement No. 5, *Accounting for Contingencies* (FAS 5), during this deferral period. Using the FAS 5 accounting guidance, the Company currently has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

JGB INTERNATIONAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

December 31, 2008 and 2007

Note: There were no material differences between the calculation of net capital per Part IIA of the FOCUS Report as of December 31, 2008 and 2007, and the calculation of net capital per the audited financial statements as of December 31, 2008 and 2007, for JGB International, Inc.

JGB INTERNATIONAL, INC.

Schedule 2: Explanation of Audit Adjustments

December 31, 2008 and 2007

Note: There were no adjustments.

JGB INTERNATIONAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

| | For the Years Ended December 31, | |
	2008	2007
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statements of financial condition	$ 10,193	$ 10,633
Deduct amounts not allowable for net capital*	1,714	2,186
Total stockholder's equity qualified for net capital	8,479	8,447
Add:		
Subordinated borrowings allowable in computation of net capital	-	-
Other deductions or allowable credits	-	-
Total capital and allowable subordinated borrowings	8,479	8,447
Deductions and/or charges:		
Total nonallowable assets	-	-
Other deductions and/or charges	-	-
Net capital before haircuts on securities positions (tentative net capital)	8,479	8,447
Haircuts on securities	-	-
Net capital	$ 8,479	$ 8,447

* Represents amounts due from a related party. As described in Note 3 to the financial statements, this related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, such amounts were not considered to be an asset of JGB International, Inc. Instead, they have been offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc.

JGB INTERNATIONAL, INC.

Schedule 3:   Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission - Continued

	For the Years Ended December 31,	
	2008	2007
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from statements of financial condition*	$ 2,037	$ 2,184
Add:		
Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 2,037	$ 2,184
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 135	$ 146
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 3,479	$ 3,447
Excess net capital at 1000%	$ 8,275	$ 8,228
Percentage of aggregate indebtedness to net capital	24 %	26 %
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 8,479	$ 8,447
Net audit adjustments	-	-
Net capital per previous page	$ 8,479	$ 8,447

*As described in Note 3 to the financial statements, a related party absorbs all of the expenses of JGB International, Inc. Accordingly, for financial statement reporting purposes, the amount due from the related party was not considered to be an asset of JGB International, Inc. and was offset against the related liability which is considered to be a liability of the related party and not of JGB International, Inc. This amount represents the gross liability as of December 31, 2008 and 2007, respectively.

See independent auditors' report.

JGB INTERNATIONAL, INC.

Schedule 4: Exemption from SEC Rule 15c3-3

December 31, 2008 and 2007

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(1).



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To Board of Directors and Stockholder of
JGB International, Inc.
Atlanta, Georgia

In planning and performing our audits of the financial statements and supplemental schedules of JGB International, Inc. (the Company) for the years ended December 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;

- Recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



February 7, 2009

END